8
2/27/04

SECURIT 04001362 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

RECEIVED 2004 PROCESSING SECTION 187

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dulaney Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9690 Deereco Road, Suite 440
(No. and Street)

Timonium, Maryland 21093
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa A. Nassner 410-561-9690
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bob Black Black Reilly & Associates
(Name – if individual, state last, first, middle name)

The Riderwood Bldg. #304, 1107 Kenilworth Avenue, Towson, Maryland 21204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dorothy M. Schmitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dulaney Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DULANEY SECURITIES, INC.

Audited Financial Statement
and schedules

December 31, 2003

DULANEY SECURITIES, INC.

Audited Financial Statements and Schedules

December 31, 2003

Black, Reilly & Associates
The Riderwood Bldg-Suite 304
1107 Kenilworth Drive
Towson, MD 21204

INDEPENDENT AUDITORS REPORT

Board of Directors
Dulaney Securities, Inc.
Towson, Maryland

We have audited the accompanying statement of financial condition of Dulaney Securities, Inc. as of December 31, 2003, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statement are the responsibility of the Company's management. Our responsibility is to express and opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as will as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dulaney Securities, Inc. at December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Black, Reilly & Associates

Black, Reilly & Associates

January 23, 2004

DULANEY SECURITIES, INC.

Statement of Financial Condition

December 31, 2003

ASSETS		
Cash	$	17,400
Accounts receivable		2,373
Common stock - at cost		3,300
Prepaid expenses		6,307
Total Assets	$	29,380
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued expenses	$	2,000
Income taxes payable		246
Total Liabilities		2,246
STOCKHOLDERS' EQUITY		
Common stock, par value $.01 per share, Authorized 100,000 shares; issued and outstanding 100,000 shares		1,000
Additional paid-in capital		24,000
Retained earnings		2,134
Total Stockholders' Equity		27,134
Total Stockholders' Equity and Liabilities	$	29,380

See notes to financial statements

DULANEY SECURITIES, INC.

Statement of Operations and
changes in Retained Earnings

For the year ended December 31, 2003

REVENUE		
Commission income:		
Variable annuities	$	27,878
Variable annuities trails		3,001
Interest income		134
Total Revenue		31,013
EXPENSES		
Administrative fees to affiliated company		21,510
Regulatory fees and licenses		2,286
Insurance costs		3,977
Professional fees		2,000
Income taxes		246
Total Expenses		30,019
Net income		994
Retained earnings - beginning of year		1,140
Retained earnings - end of year	$	2,134

See notes to financial statements

DULANEY SECURITIES, INC.

Statement of Cash Flows

For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$ 994
Changes in:	
Accounts receivable	(2,373)
Prepaid expenses	(4,932)
Income taxes payable	133
Net cash provided (used) by operating activities	(6,178)
Net increase (decrease) in cash	(6,178)
Cash balance beginning of year	23,578
Cash balance end of year	$ 17,400

See notes to financial statements

DULANEY SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2003

	Common Stock	Paid-in Capital	Retained Earnings
Balance at December 31, 2002	$ 1,000	$ 24,000	$ 1,140
Net income for 2003			994
Balance at December 31, 2003	$ 1,000	$ 24,000	$ 2,134

DULANEY SECURITIES, INC.

Notes to Financial Statements

December 31, 2003

NOTE A. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on an accrual basis of accounting.

Dulaney Securities, Inc. (the Company) is a registered securities broker dealer. The Company was incorporated on December 27, 1996, and completed its first year of operations in 1997. The Company was formed to offer a broad range of investment securities to individuals and business entities.

Income is recognized as revenue when all significant services have been rendered.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or income tax returns.

NOTE C – RELATED PARTY TRANSACTIONS

The Company is affiliated with Investment Resource Group, Ltd. (IRG) through common ownership, and shares office facilities with IRG. The Company pays an administration fee for services such as rent, support staff, computer time and general office expenses which are provided by IRG. The expense for these services was $21,510 for 2003.

SCHEDULE I

SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

DULANEY SECURITIES, INC.

December 31, 2003

The Company had no liabilities which were subordinated to claims of general creditors as of December 31, 2003 and for the year then ended.

SCHEDULE II

SCHEDULE OF NET CAPITAL

DULANEY SECURITIES, INC.

BROKER OR DEALER		As of 12/31/03
1. Total ownership equity from Statement of Financial Condition		$ 27,134
2. Deduct ownership equity not allowable for Net Capital		0
3. Total ownership equity qualified for Net Capital		$ 27,134
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		0
B. Other (deductions) or Allowable credits (List)		0
5. Total capital and allowable subordinated liabilities		$ 27,134
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	9,607	
B. Secured demand note deficiency	0	
C. Commodity futures contracts and spot commodities proprietary capital charges	0	
D. Other deductions and/or charges	0	(9,607)
7. Other additions and/or allowable credits (List)		0
8. Net capital before haircuts on security positions		$ 17,527
9. Haircuts on securities (computed, where applicable, pursuant to 15 © 3-1 (f):		
A. Contractible securities commitments	0	
B. Subordinated securities borrowings	0	
C. Trading and investment securities:		
1. Exempted securities	0	
2. Debt securities	0	
3. Options	0	
4. Other securities	0	
D. Undue concentrations	0	
E. Other (List)	0	0
10. Net Capital		$ 17,527

There were no differences between the above Computation of Net Capital and the Company's computation included in Part IIA of the revised Form X-17a-5 as of December 31, 2003.

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

DULANEY SECURITIES, INC.

December 31, 2003

There are no amounts as of December 31, 2003 to be reported pursuant to the position or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1), and thus is exempt from the provisions of Rule 15c3-3.

SCHEDULE IV

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

DULANEY SECURITIES, INC.

December 31, 2003

This schedule is not applicable as of December 31, 2003 since the Company did not hold funds or securities for the account of its customers.

BLACK, REILLY & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Dulaney Securities, Inc.

We have audited the financial statements of Dulaney Securities, Inc. (the Company) for the year ended December 31, 2003, and have issued our report thereon dated January 23, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a3(a)(11) of the Securities and Exchange Commission (the Commission). We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of regulation T of the Board of Governors of the Federal Reserve System or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities or (iv) for determining compliance with the exemptive provisions of rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures or practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Dulaney Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed a material weakness.

1107 KENILWORTH • SUITE 304
TOWSON, MARYLAND 21204
TELEPHONE: 410-337-0004
FACSIMILE: 410-337-3504

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Black, Reilly & Associates

January 22, 2004